Exhibit 99.3

Press Release

Hydrogenics Reports First Quarter 2006 Results

Revenues of $6.1 million in line with earlier communications

MISSISSAUGA, Ontario - May 15, 2006 - Hydrogenics Corporation (TSX:HYG; NASDAQ:HYGS), a leading developer and manufacturer of hydrogen and fuel cell products, is reporting first quarter unaudited results. Results are reported in U.S. dollars and are prepared in accordance with Canadian generally accepted accounting principles.

“We are pleased to have secured $8.7 million of orders in the quarter in addition to finalizing preferred supply agreements with two of the world’s leading merchant gas companies,” said Pierre Rivard, President and Chief Executive Officer.

“We made considerable progress in addressing the operational issues in our OnSite Generation business unit as initially addressed in our March 28 update to shareholders,” Rivard added. “While the Onsite Generation business unit headquartered in Oevel, Belgium remains unprofitable, we are satisfied with our progress to date and adhere to our earlier indication of having delivery fulfillment from our OnSite Generation unit back to historic levels, commencing in the latter half of this year.”

Results for the first quarter of 2006 compared to the first quarter of 2005

•                  Revenues were $6.1 million for the first quarter of 2006, a 46% decrease from revenues of $11.3 million for the comparable period of 2005 due primarily to production delays in our OnSite Generation group.

•                  Gross profit, expressed as a percentage of revenues, was 17% (9% in 2005) and reflects the absence of a $1.3 million GAAP adjustment recognized on the acquisition of Stuart Energy in the first quarter of 2005 offset by lower overhead absorption as a result of lower revenues compared to the first quarter of 2005.

•                  Cash operating costs, a non-GAAP measure, defined as selling, general and administrative and research and product development expenses, excluding stock-based compensation were $7.4 million, a 22% decrease from $9.4 million in 2005 reflecting the streamlining of our operations, the implementation of our integration plan and more prudent spending throughout the organization.

•                  Net loss was $8.3 million for the first quarter of 2006, a decrease of 26% from $11.2 million in 2005.

Results for the first quarter of 2006 compared to the fourth quarter of 2005

•                  Revenues were $6.1 million for the first quarter of 2006, a 32% decrease in revenues over the fourth quarter of 2005 due primarily to production delays in our OnSite Generation group.

•                  Gross profit, expressed as a percentage of revenues, was 17%, an increase of 21% due to the absence of $1.1 million in charges incurred to repair or replace OnSite Generation units incurred during the fourth quarter of 2005 combined with increased gross margin in our Power Systems and Test Systems business units offset by lower overhead absorption as a result of lower revenues.

•                  Cash operating costs were $7.4 million, an increase of 10% from $6.7 million in the fourth quarter of 2005.

•                  Net loss was $8.3 million, a decrease of 9%, or $0.8 million, primarily as a result of higher gross margins.

Liquidity

We had $80.7 million in cash and cash equivalents and short-term investments as at March 31, 2006. The $5.1 million sequential quarterly decrease in cash and cash equivalents and short-term investments is attributable to: (i) $5.0 million net cash outflows from operations; (ii) $0.3 million of capital expenditures; and (iii) $0.2 million of net cash inflows received on exercise of stock options.

Order backlog

Our order backlog as at March 31, 2006 was $28.2 million as follows:

	Q4 Backlog	Orders Received	Product/Service Delivered	Q1 Backlog
OnSite Generation	$11.0	$6.6	$2.4	$15.2
Power Systems	9.3	1.2	1.1	9.4
Test Systems	5.3	0.9	2.6	3.6
	$25.6	$8.7	$6.1	$28.2

We expect to deliver, and recognize as revenue, the majority of this order backlog in 2006.

First Quarter Highlights

Progress on markets:

OnSite Generation

•                  We delivered four hydrogen generation units, including two to Romanian companies for industrial applications including one 120 Nm(3) outdoor system for power plant cooling and one 30 Nm(3) indoor system for glass manufacturing.

•                  We secured $6.6 million of orders including a $3.3 million dollar contract for a hydrogen plant to be supplied to a major refinery project, for sulphur reduction in diesel fuel, one of our largest orders in history.

Power Systems

•                  We delivered 15 HyPM® fuel cell power modules.

•                  Deliveries included two DC backup power units, each currently under test with a world-leading telecom company, with one unit incorporating proprietary fuel cell/ultracapacitor technology.

•                  Market specific certification goals for new fuel cell products remain on track.

•                  Our Power Systems business unit has increased staffing by approximately 10% with new hires predominantly focused on product and market development.

Test Systems

•                  We delivered 12 test stations, approximately half of which were to a leading Japanese auto manufacturer and the balance primarily to auto manufacturers in other regions.

•                  We secured $0.9 million in orders including 77% from existing customers as repeat orders and 23% from new non-PEM customers.

Progress on products and technology:

•                  We continue development of our S-4000 IMET technology positioning us to offer products for integration with large scale renewable energy installations such as solar and wind farms.

•                  We initiated design of next generation fuel cell products, specifically low cost AC/DC backup power generators and fuel cell power packs for material handling markets.

•                  We continue R&D efforts to develop advanced test station software tools.

CONFERENCE CALL DETAILS

We will hold a conference call to review our results on May 15, 2006 at 10:30 a.m. (EDT). To participate in this conference call, please dial 416-695-9753 approximately ten minutes before the call. Alternatively, a live webcast of our conference call will be available on our website at www.hydrogenics.com. Please visit our website at least ten minutes early to register and download any necessary software. Should you be unable to participate, a replay as well as a podcast link will also be available on our website.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The company has a portfolio of products and capabilities serving the hydrogen and energy markets of today and tomorrow. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in North America, Europe and Asia.

For More Information Contact:

Investor Contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation

Phone: +1-905-361-3633

Email: investors@hydrogenics.com

Media Contact:

Jane Dalziel

Hydrogenics Corporation

Phone: +1-905-361-3639

Email: media@hydrogenics.com

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Hydrogenics Corporation

Interim Consolidated Balance Sheets

(in thousands of U.S. dollars)

(unaudited)

	March 31 2006	December 31 2005

Assets

Current assets
Cash and cash equivalents	$63,339	$5,394
Short-term investments	17,388	80,396
Accounts receivable	6,270	7,733
Grants receivable	2,630	1,909
Inventories	10,659	8,685
Prepaid expenses	1,492	2,353
	101,778	106,470

Property, plant and equipment	5,497	5,682
Intangible assets	31,858	33,972
Goodwill	68,450	68,505
Other non-current assets	38	28
	$207,621	$214,657

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$14,207	$14,918
Unearned revenue	4,956	3,772
	19,163	18,690

Long-term debt	281	325
Deferred research and development grants	163	135
	19,607	19,150

Shareholders’ Equity
Share capital and other equity	319,548	318,804
Deficit	(126,606)	(118,274)
Accumulated other comprehensive loss	(4,928)	(5,023)
	188,014	195,507
	$207,621	$214,657

Hydrogenics Corporation

Interim Consolidated Statement of Shareholders’ Equity

(in thousands of U.S. dollars, except for share and per share amounts)

(unaudited)

					Accumulated other	Total
	Common shares		Contributed		comprehensive	Shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity

Balance at Dec. 31, 2005	91,679,670	$306,957	$11,847	$(118,274)	$(5,023)	$195,507

Comprehensive loss:

Net loss	—	—	—	(8,332)	—	(8,332)
Foreign currency translation adjustments	—	—	—	—	95	95
Comprehensive loss						(8,237)

Shares issued:
Issuance of common shares on exercise of options	68,996	223	—	—	—	223
Stock-based consulting expense	—	—	19	—	—	19
Stock-based compensation expenses	—	—	502	—	—	502
Balance at March 31, 2006	91,748,666	$307,180	$12,368	$(126,606)	$(4,928)	$188,014

Hydrogenics Corporation

Interim Consolidated Statements of Operations

(in thousands of U.S. dollars, except for share and per share amounts)

(unaudited)

	Three months ended March 31
	2006	2005
Revenues	$6,136	$11,304

Cost of revenues	5,083	10,282
	1,053	1,022
Operating expenses
Selling, general and administrative	6,638	6,677
Research and product development	1,215	3,253
Amortization of property, plant and equipment	264	374
Amortization of intangible assets	2,118	2,138
Integration costs	—	724
	10,235	13,166
Loss from operations	(9,182)	(12,144)

Other income (expenses)
Provincial capital tax	(26)	(46)
Interest	946	670
Foreign currency gains (losses)	(65)	335
	855	959

Loss before income taxes	(8,327)	(11,185)
Current income tax expense	5	37
Net loss for the period	$(8,332)	$(11,222)

Net loss per share
Basic and diluted	$(0.09)	$(0.13)

Shares used in calculating basic and diluted net loss per share	91,705,236	89,848,368

Hydrogenics Corporation

Interim Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

(unaudited)

	Three months endedMarch 31
	2006	2005

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(8,332)	$(11,222)
Items not affecting cash Amortization of property, plant and equipment	446	596
Amortization of intangible assets	2,118	2,138
Unrealized foreign exchange (gains) losses	(27)	130
Imputed interest on long-term debt	1	8
Non-cash consulting fees	19	19
Stock-based compensation	502	496
Net change in non-cash working capital	287	(1,492)
	(4,986)	(9,327)

Investing activities
Decrease (increase) in short-term investments	63,008	(3,312)
Purchase of property, plant and equipment	(265)	(239)
Business acquisitions, net of cash acquired	—	(343)
	62,743	(3,894)

Financing activities
Repayment of long-term debt	(63)	(27)
Deferred research and development grant	28	(8)
Common shares issued, net of issuance costs	223	135
	188	100

Increase (decrease) in cash and cash equivalents during the period	57,945	(13,121)

Cash and cash equivalents – Beginning of period	5,394	26,209
Cash and cash equivalents – End of period	$63,339	$13,088

Supplemental disclosure
Interest paid	$1	$6
Income taxes paid	5	56